[BCE INC. LOGO] News release

For Immediate Release

BCE announces automatic share purchase plan

MONTRÉAL, December 24, 2008 – BCE Inc. (TSX, NYSE: BCE) today announced that it has entered into an automatic purchase plan with a broker in order to facilitate repurchases of its common shares under its normal course issuer bid. BCE previously announced that it had received approval from the Toronto Stock Exchange (“TSX”) to make a normal course issuer bid to purchase up to 40,000,000 common shares, representing approximately 5% of BCE’s 807,049,958 issued and outstanding common shares as of December 5, 2008. The normal course issuer bid commenced on December 23, 2008 and will terminate on December 22, 2009.

Under BCE’s automatic share purchase plan, BCE’s broker may repurchase shares under the normal course issuer bid at any time including, without limitation, when BCE would ordinarily not be permitted to due to regulatory restrictions or self-imposed blackout periods. Purchases will be made by BCE’s broker based upon the parameters prescribed by the TSX and applicable Canadian and United States securities laws and the terms of the parties’ written agreement. The automatic share purchase plan has been reviewed by the TSX and is expected to be effective for the duration of the issuer bid.

About BCE
BCE is Canada’s largest communications company, providing the most comprehensive and innovative suite of communication services to residential and business customers in Canada. Under the Bell brand, the Company’s services include local, long distance and wireless phone services, high-speed and wireless Internet access, IP-broadband services, information and communications technology services (or value-added services) and direct-to-home satellite and VDSL television services. BCE also holds an interest in CTVglobemedia, Canada’s premier media company. BCE shares are listed in Canada and the United States. For corporate information on BCE, please visit www.bce.ca.

Media inquiries:	Investor inquiries:
Jacques Bouchard Bell Media Relations 514-391-2007, 1-877-391-2007 jacques.bouchard1@bell.ca	Thane Fotopoulos BCE Investor Relations 514-870-4619